CHINA PACIFIC ACQUISITION CORP.
43RD FLOOR JARDINE HOUSE
1 CONNAUGHT PLACE
HONG KONG SAR
CHINA

March 7, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Daniel Morris, Esq.

Re: China Pacific Acquisition Corp. (the “Company”) Application for Withdrawal of
Registration Statement on Form S-1 File No. 333-148381

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, the Company hereby applies for the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-148381), including all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on December 28, 2007 and has not been declared effective.

     The Company applies for the withdrawal of the Registration Statement because of current market conditions. The Company hereby confirms that no securities were issued or sold pursuant to the Registration Statement.

     If you have any questions with respect to this matter, please contact our chief financial officer, Michael R. Friedl at (949) 999-2709.

Very truly yours,

CHINA PACIFIC ACQUISITION CORP.

By:	/s/ Dato’ Sin Just Wong
Dato’ Sin Just Wong
President and Chief Executive Officer